January 11, 2007

David F. Hakala
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

> **Re: SpatiaLight, Inc.**
> **Registration Statement on Form S-3**
> **Amended December 18, 2006**
> **File No. 333-137100**

Dear Mr. Hakala:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1. Regarding your response to prior comments 3 and 4:

- Please tell us why you plan to offer investors securities with provisions that your counsel believes are generally not enforceable.
- Please tell us why multiple assumption clauses are required in the opinion if they are all intended for the same purpose: to carve out equitable discretion of the courts.
- With regard to assumptions necessary because final terms of the offering are not yet known, please confirm your understanding that (1) you must file an opinion

without conditions and assumptions with each takedown from this registration statement and (2) the opinion must cover the state law governing the securities included in the offering.

Signatures

2. Please expand your response to prior comment 6 to demonstrate how the circumstances surrounding the departures do not require disclosure under Item 5.02(a) of Form 8-K.

Form 10-K for the year ended December 31, 2005

Note 2. Issuance of Shares in 2005, page 45

3. We note your response to comments 7, 8, 10 and 11. We refer the company to the FASB Staff Position FSP 00-19-2 posted on December 21, 2006. With a view towards the SAB 74 disclosures you are required to provide in future filings, including any amended Forms 10-Q, please provide us with a clear discussion of the impact on your financial position and results of operations of adopting that guidance. Clearly describe how you will apply the transition guidance and quantify the amount of the cumulative effect adjustment to retained earnings. Provide us with sample journal entries that reflect your adoption of that guidance.

Note 3. Short-Term Loans and Notes Payable - Argyle Notes, page 50

4. You disclose that both principal and interest are convertible into shares of common stock at a rate of $0.50 per share. To help us better understand the conversion and settlement terms, please address the following:

    *   Please provide us with a copy of the original debt agreements with Argyle and highlight the relevant conversion terms.
    *   Explain to us how the Intercreditor and Subordination Agreements of November 1998 and November 2004 affected Argyle's right to convert the principal and/or interest payments, if at all.
    *   Clarify for us whether each of the agreements included all accrued and unpaid interest on the Argyle notes as a component of the Subordinated Secured Obligations or describe those circumstances under which accrued and unpaid interest would be included in that definition.
    *   Tell us how section 3.1(b) of the November 1998 Intercreditor Agreement and section 2.1(a) of the November 2004 Intercreditor and Subordination Agreement, impacted Argyle's ability to receive interest payments in cash until the senior indebtedness was paid in full.

- • Describe to us, in laymen's terms, those situations under which interest payments in cash or in shares of the common stock could be made in accordance the provisions of section 2.1(a) of the of the November 2004 Intercreditor and Subordination Agreement.

5. We note that you recorded a beneficial conversion feature relating to the note on May 23, 2001. Please address the following:

   - • Please explain why you recorded the beneficial conversion feature on that date and not at the date the debt was issued.
   - • Tell us how you considered the guidance in SFAS 133, EITFs 96-13, 99-3 and 00-19 when analyzing the embedded conversion feature included in the Argyle notes and discuss your conclusions.
   - • To the extent that you conclude bifurcation is not required, tell us how you considered the guidance in EITF 98-5 and EITF 00-27 in valuing any beneficial conversion feature embedded in the notes at issuance.

6. In addition, tell us how you considered and applied the guidance in EITF 98-5 and EITF 00-27 in valuing any beneficial conversion feature embedded in the accrued interest payable amounts you recorded relating to the Argyle notes, or explain why that guidance would not be applicable.

7. As we note that you fair valued the shares issued upon conversion of interest in 2003 and 2004 as of the day before issuance, please explain why that date represents the commitment date on which the beneficial conversion feature would be valued. Explain why any related beneficial conversion feature would not be measured on the date that the interest is accrued. Otherwise, cite the authoritative literature on which you based your accounting.

8. Tell us how you accounted for interest payable as it accrued over time during the period from 1998 through December 31, 2004 - i.e., the period prior to any prepayment of interest. Discuss the intervals at which you recorded the amounts on your books.

9. As it relates to the 498,768 shares of common stock you issued to Argyle as prepayment of interest on the notes, please address the following:

   - • Discuss the accounting literature you relied on in fair valuing the shares.
   - • Discuss how you considered and applied the guidance in EITF 98-5 and EITF 00-27, or the other literature you cite, when valuing any beneficial conversion feature reflected in the transaction. We note that you converted the prepaid interest

amount at $0.50 per share at a time when your shares were fair valued at $8.12 per share.

- Explain why December 21, 2004 represents the commitment date on which the beneficial conversion feature would be valued.
- Tell us about your accounting for interest payable as it accrues with regards to the amounts prepaid, including how you are accounting for the difference between the interest that contractually accrues and the value of the common shares that were previously issued. Please provide us with your journal entries.

10. We note your response relating to the balance sheet classification of the pre-paid interest, where you confirmed that your only recourse in the event of conversion of the notes by Argyle prior to maturity would be to request or sue for return of the shares. As it appears that the debit is akin to a nonrecourse note or receivable from a related party, please address the following:

- Discuss your consideration of the issues and views expressed in EITF 02-1, especially Issue1(c). Please note that the Commission staff has previously expressed the view that only notes or receivables that are received by a grantor in exchange for the issuance of fully vested, nonforfeitable equity instruments to a party unrelated to the grantor, and that are fully secured by specific assets other than the equity instruments granted can be classified in the grantor's balance sheet as assets. All other notes or receivables should be classified as a deduction from stockholders' equity.

- Discuss your reconsideration of SAB Topic 4G, in light of your response, and clarify why you believe the prepayment in common shares is appropriately accounted for as a prepaid asset rather than as contra equity.

11. Tell us how you treated the shares issued as prepayment of interest on the Argyle notes in your calculation of loss per share. Tell us whether the shares issued as prepayment of interest were fully vested, exercisable, nonforfeitable equity instruments or tell us of any restrictions on the shares issued.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Lawrence E. Wilson, Franklin, Cardwell & Jones